SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 7, 2010

On December 7, 2010, at 8:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Company’s Chief Executive Officer, Bernardo Gradin, and Officers Mauricio Ferro and Marcela Drehmer were present at the meeting. Mr. Ismael de Abreu, member of the Company’s Fiscal Council, Mr. Guilherme Augusto Furtado, representative of the Corporate Governance department, and Mrs. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation:  1) Change in the Executive Office’s Composition: In view of the letter of resignation presented by Mr. Bernardo Afonso de Almeida Gradin, the Company’s Chief Executive Officer, the Board Members unanimously approved the election of Mr. CARLOS JOSÉ FADIGAS DE SOUZA FILHO, Brazilian, married, business manager, bearer of Identity Card No. 03.538.534-02 SSP/BA, enrolled with the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 566.401.705-82, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida das Nações Unidas, no 8.501, 24º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05425-070, to perform the duties of the Company’s Chief Executive Officer for the remaining term of office that will end at the time of the first Meeting of the Board of Directors to be held after the Ordinary General Meeting that is held in the year of 2012. The Officer elected herein was invested in office on this date and provided written statements, for the purposes of the provisions in article 37, item II of Law No. 8,934 of November 18, 1994, with the wording of Law No. 10,194 of February 14, 2001, that he has not been prevented by any special law or sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, crime against the welfare, public credit or property, or a criminal penalty that prohibits, even if temporarily, the access to public offices, having also provided, in compliance with the provisions in CVM Rulings No. 358, dated January 3, 2002, and No. 367, dated May 29, 2002, written statements according to the terms of such Rulings, which are filed at the Company’s headquarters. The members of the Board of Directors took the opportunity to register the votes of thanks to Mr. Bernardo Gradin for his dedication and relevant contribution to the Company during his term of office; and 2) PD.CA/BAK – 40/2010 – Merger of the Shares of Quattor Petroquímica S.A. (“Quattor Petroquímica”) into Braskem S.A. – after due analysis of the Proposal for Deliberation (“PD”), a copy of which and related documentation were previously submitted to the knowledge of the Board Members, as provided for in its Internal Regulations and will remain duly filed at the Company’s headquarters, the call of an Extraordinary General Meeting was unanimously approved, which is to be held at such date and time as shall be defined and communicated in due course by publishing the respective Call Notice pursuant to law, to resolve on the proposal of merger of the shares of Quattor Petroquímica into the Company, according to the terms and conditions set out in the respective PD; II) Subjects for Acknowledgement: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, December 7, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice Chairman; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Eduardo Rath Fingerl; Francisco Pais; José de Freitas Mascarenhas; Maria das Graças Silva Foster; Newton Sergio de Souza and Paulo Henyan Yue Cesena].

This is a true copy of the original minutes drawn up in proper book.

Marcella Menezes Fagundes

 Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.